



INVEST IN **BETTER WORLD**

Shifting consumer purchasing to Net Good companies through good data.

BetterWorld
Shifting Consumer Demand to Net Good Companies Through Good Data

wearebetterworld.com New York NY

LEAD INVESTOR

Daniel Kramarsky Foundation President

I choose to be a lead investor in this company because I believe in its mission to direct people towards people corporate entities that support and improve the world we live in. Big data can be our friend here, allowing us access to information o that would otherwise only be available to the rich and powerful. These days, people look at the Internet as a way of making a better world and not just a profit. Young people in particular look towards networks of influencers and net good websites as often as they do to mega-sites like Amazon. The ability to aggregate data that tracks people's desires for a better world will be a huge plus.

Invested $25,000 this round

Highlights

1. Want to reduce global emissions
2. Want to make it easier to find Net Good companies
3. Want to make money while doing good

Our Founder

Henry Lihn CEO and Founder, Better World

Five exits/rounds as CRO - Bentobox/Singleplatform/Sling/Sverve/Cameo/Dash (exited ~$400M/100M/40M/23M/20M), Proper.ai, Latchel, Plate IQ - Head of M&A for 4B payments company (bought two companies), wrote a symphony, opened a music festival

Global emissions have to be reduced by 45% by 2030. CPG accounts for 33% of total global emissions. We need

~$400M/100M/40M/23M/20M), Proper.ai, Latchel, Plate IQ - Head of M&A for 4B payments company (bought two companies), wrote a symphony, opened a music festival

Global emissions have to be reduced by 45% by 2030. CPG accounts for 33% of total global emissions. We need to stop choosing bad, and vote with our dollars TODAY!

Pitch





BetterWorld

A Better Data company

EXECUTIVE SUMMARY

Shifting consumer purchasing to Net Good companies through good data.

Mission

- Reduce global emissions by converting shoppers from Net Bad to Net Good through vetting data (why product is good for people and planet)
- Help consumers and retailers purchase better products and end greenwashing
- Develop insight platform providing data to CPGs and Media companies

Market

- $150B sustainable goods market within the $1.9T CPG market
- 55% of CPG market growth from 2016-20 was driven by sustainability-marketed products

Raise

$4M to scale staff and technology to realize our market potential

Team

Multiple exit founder, 10 full time sales, technology, vetting, and support staff.

Started in June '22

PROBLEM

Global emissions must fall by 45% by 2030.

Consumer goods account for ~33% of greenhouse emissions.

According to IPCC/EPA

PROBLEM

Almost every Net Bad product has a Net Good alternative that consumers do not know About, better for people and planet, which can reduce emissions

Net Bad
Carbon-intensive
Plastic Packaging
Chemicals & Bleach
Made from trees
Exploitative Labor
Charmin
Forever Roll
Net Good
Carbon-sensitive
No Plastic
Chemical-free
Made from Bamboo
Fair Labor
betterway

OPPORTUNITY

78% of consumers are more likely to purchase sustainable products.

74% do not know or have trouble identifying them.











Greenprint Survey 2021

Greenprint Survey 2021

450% Increase in Google searches by US consumers for sustainable products.

WorldWildlife / Forbes

FOUR POINT SOLUTION

Data

We aggregate and vet Net Good products (why they are good for people and planet) based on 200 points making this data visible to consumers, ending greenwashing

Marketplace

We list and sell products to retailers, highlighted, sorted, and searchable by Net Good attributes (aka vetting data), increasing sales and reducing loss to Amazon

Insights

We overlay environmental impact and sales data to create insights for media and CPG companies (who append it to existing consumer data) helping to ultimately include environmental impact data on all consumer products (much like the nutrition label equivalent)

Consumer

Provide utilities for consumers to easily discover and access this data through ecommerce (widget) and instore shopping (AR)

PRODUCT DATA

Better World does an in house analysis of ~200 data points: materials, labor, supply chain, packaging, end of life, etc. and creates a transparent Market Facing Product Value Score.

This is cross referenced against existing certifications like B Corp and Environmental Working Group.

In the future, this will be automated.

	Category	Weight	Subcategory	Qualifier	Value: 0-5 (0 being the "worst" or having the least beneficial environmental or people impact)	Value Score	Primary Source: A = BW Research, B = Third Party Research, C = Company Claim
People	Customer Stewardship	15%	Product Quality	Yes	5	5	C
				No	0	0	
		15%	Service Quality	Yes	5	5	C
				No	0	0	
		10%	Ethical Marketing	Yes	5	5	C
				No	0	0	
		10%	Data Privacy & Security	Yes	5	5	C
				No	0	0	
		10%	Products Educate Consumer on Environmental Problems	Yes	5	5	C
				No	0	0	
		10%	Products are Alternative to Toxic Counterparts	Yes	5	5	A
				No	0	0	
		10%	Products Reduce Consumption/Waste	Yes	5	5	A
				No	0	0	

Company Name
Website
Certification
Materials
Overall Carbon Emissi...
Ingredients
Labor

PRODUCT DATA

Better World displays the score in multiple visualizations, down to the bill of materials, and components, **ending greenwashing**

Consumers can *customize* data so that a product score is personalized for them.

BetterWorld
Fitness and Yoga

BetterWorld
Product Score

Customized value scores can be installed as a widget on every e-commerce website Better World displays the score in multiple visualizations, down to the bill of materials, and components, ending greenwashing.

B2B MARKETPLACE

Better World has created the only vertically integrated D2C storefront and B2B wholesale marketplace for Net Good Products *driven by product data.*

We use Product Data and our vetting to shift consumers away from greenwashing or fast/cheap, to empower shopping based on consumer values.

BetterWorld
Home
Who We Are
Products
Sign Up
Products
Bath & Body
Cosmetics
Home
Home Cleaning
Oral Care
Skincare
Wellness
HurbanWisdom® Facial Oil
Bergamot Body Soap
Bamboo Charcoal Floss







Insight Platform

Better World product data is an innovative catalyst for precision segmentation and data enrichment for brands and marketers: we make their data **more valuable**

"Given the state of the world we are seeing consumer goods becoming more regulated in many ways. It would be foolish not to believe environmental impact data will have to appear on every consumer product in the same way nutritional labels appear on food packaging today. The fact that we are building this capability ahead of any legislation is stultifying when you consider the potential value in a world where those classifications will become mandatory."

-Jason Snyder, CTO, Momentum Worldwide

ROADMAP

/present/

Platform

PRODUCT DATA
Product data generates scores which can be customized to users, and adopted to a widget

B2B MARKETPLACE
Streamline wholesales for Retailers with better product matching and features

COMMUNITY TOOLS
Influencer tools empower sales creating revenue, additional data, and community of verified contributing vetters

/future/

Data Solution

INSIGHT PLATFORM
Able to be sold major retailers and data aggregators

SAAS PLATFORM
Sharing of best practices, audits and analysis for brands, tells how to supply chain, materials, etc

CONSUMER INSIGHTS
In-store shopping and payments functions allowing consumers to see what is good vs bad in real time

June — September — December — March '23 — June '23 — September '23

TAM

Big Data market estimated to touch **USD 655.53 Billion** at a *13.4% CAGR* between 2020 to 2030

A multi billion dollar company in five years.

Marketplace	Influencer	Insight	SAAS
Total Better World Revenue: $50,000,000	Total Influencers: 10,000	Insight Data Sales AOV: $100,000	Insight SaaS Sales AOV: $1,200
Total Deals Per Year: 100,000	Total Transactions Per Influencer: 1,000	Total Clients: 1,000	Total Clients: 10,000
Deals Per Month: 8,333.33	Total Influencer Transactions: 10,000,000	Total Revenue: $100,000,000	Total Revenue: $12,000,000
Retailer Requests Per Month: 41,666	AOV: $100		
Salespeople Required: 52	Commission: $5 Better World Margin: $0.50		
	Total Better World Revenue: $5,000,000		

MARKET OPPORTUNITY





$20B

Creator Economy — 2022

Projected sales of sustainable goods in the U.S. was in 2022

$150B

59%

Average premium consumers paid for sustainable products in the last 12 months.

$1.4T — 9.5% CAGR

Projected market size of the retail & wholesale market by 2026

MARKET LANDSCAPE

General Wholesale Marketplaces
Ankorstore
Alibaba
amazon
FARFETCH
BetterWorld
THRIVE MARKET
PACKAGE FREE
TCD
ewg
Aggregators & UX Superiority
Trusted Sustainability Vetting
Education & Advocacy Platforms

Traction

2300 brands, vetted and contacted, showing venture scale in data collection

$37,000 marketplace sales pipeline

$100,000 pending LOI for insights platform (large sustainable retailer)

Founding Team

Henry Lihn

CFO

CRO with multiple exits. Sales leader and team builder of acquired and hypergrowth companies (Bentobox, Properai, Letchel, Dash, Cameo, Plate IQ, Sverve, Singleplatform) VC port-co. team builder (Metaprop, Boldstart, etc), and founder, former Head of M&A for Heartland Payment Systems, purchasing two companies; he knows how to build, buy, and sell.

Roxana Zadeh

CMO

Roxana has acted as the Senior Director of January Digital and as a Senior Media Buyer for Horizon Media; she knows how to drive marketing strategies for industry-leading brands.

Jason Snyder

Principal Architect

Global CTO, advisor, and co-founder. Jason has held multiple CTO roles at IPG and founded multiple technology companies; a renowned inventor and go-to-market tech specialist. Developed the first 2D code to work on every US mobile carrier

Jacob Small

CTO, Blockchain Specialist

CTO and founder of CatBlox. Contributor at Rarible DAO. Founder of Screensaver NFT marketplace.

Full Team

Mallory Segrest
Sales Leader

Mollie Foertmeyer
Sales, sales stack development and sales operations

James Parker

Marigena Bushati
Sales Development Representative

Nick Barbo
Sales Development Representative



James Parker
Web development, product
catalogue, performance
analytics

Nora Abdelaziz
Product Vetting specialist,
certifications, and vetting team lead

Julia Libani
Product vetting and content creator

Irene Chi
Product Vetting

Anne Kristene Vicencio
Retailer/Product Vetting

Arjoy Querubin
Retailer/Product Vetting



Thank
you,

BetterWorld

Shifting Consumer Demand to Net Good Companies Through Good
Data

Contact henry.lihn@gmail.com